DSM Press Rele

07026422

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

SUPPL

DSM ⑤

47E

Heerlen (NL), 10 August 2007

DSM - Repurchase of shares (week 32)

Royal DSM N.V. has repurchased 658,767 of its own shares in the period from 2 August 2007 up to and including 8 August 2007 at an average price of EUR 37.73. This is in accordance with the second phase of the share buyback program, announced on 27 April 2007. The consideration of this repurchase was EUR 24.9 million.

The total number of shares repurchased under the second phase of this program to date is 10,522,998 shares for a total consideration of EUR 387.2 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

PROCESSED

SEP 2 1 2007

THOMSON FINANCIAL



For more information:

DSM Corporate Communications	DSM Investor Relations
Elvira Luykx	Dries Ausems
tel. +31 (0) 45 5782035	tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680	fax +31 (0) 45 5782595
e-mail media.relations@dsm.com	e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

END

1 / 1